

November 7, 2011

Via E-mail
Robert G. Finizio
Chief Executive Officer
TherapeuticsMD, Inc.
951 Broken Sound Parkway NW
Suite 320
Boca Raton, FL 33487

  Re: TherapeuticsMD, Inc.
    Current Report on Form 8-K
    Filed October 11, 2011
    File No. 000-16731

Dear Mr. Finizio:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. The financial statements of the registrant are now the financial statements of VitaMed. Please provide in the 8-K the disclosures required by Item 304 of Regulation S-K for the change in accountant in connection with the merger or any prior change in accountants within the last 24 months. In addition, please confirm that the auditors of VitaMed are independent under the SEC/PCAOB rules and that an auditor that is registered with the PCAOB will audit the post-consummation financial statements.

Cautionary Statement Concerning Forward Looking Information, page 3

2. Please revise your disclosure to remove any reference to the safe harbors for forward looking statements available under Section 27A of the Securities Act and Section 21E of the Exchange Act as these provisions are not available to issuers of penny stock.

Management's Discussion and Analysis and Plan of Operations

Results of Operations, page 44

3. Your inventory levels at December 31, 2010 and June 30, 2011 appear high compared to sales for the twelve months ended December 31, 2010 and the six months ended June 30, 2011. Please clarify in the filing how you determine valuation accounts for inventory and why you believe your inventory is recoverable at each period end. In this regard, if your products have shelf lives, please elaborate on the shelf lives and how it affects your valuation accounts and obsolescence.

4. Please clarify why the revenue for the six months ended June 30, 2011 increased $526,031 compared to the six months ended June 30, 2010. Specify how much of the increased related to price vs. volume and how many new products were offered that contributed to the increase.

5. Discuss the reason why accounts payable increased 91% at June 30, 2011 compared to December 31, 2010. Quantify each significant factor that resulted in the increase.

6. Discuss why sales increased by 112% for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 while cost of sales increased by 141% for the same period. In addition, clarify why sales increased by 461% for the twelve months ended December 31, 2010 compared to an increase in cost of sales of 171%.

Directors and Executive Officers, page 49

7. Please revise your disclosure to identify the specific experiences, qualifications, attributes or skills possessed by each of your directors that led your board to determine that they should serve as directors of the company. Please note that this disclosure should be provided for each director on an individual basis. We refer you to Item 401(e) of Regulation S-K.

Executive Compensation, page 53

8. We note that the compensation table included on page 54 does not appear to be in the tabular format required under Item 402(n) of Regulation S-K. Please revise your disclosure to present compensation information for your named executive officers using the columns and headings required under Regulation S-K. In addition, please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the table as required under Item 402(o) of Regulation S-K. In particular, additional information should be provided in relation to the compensation included under the heading "All other and annual compensation and LTIP payouts."

 Certain Relationships and Related Transactions and Director Independence

Promissory Notes, page 57

9. Please file the Senior Secured Promissory Notes you issued in July 2011, and the related Security Agreement, as well as the Convertible Promissory Notes you subsequently issued in September and October, 2011, as exhibits. We refer you to Item 601(b)(4) of Regulation S-K.

Loans from affiliates, page 57

10. We note your disclosure that you have issued short-term promissory notes to certain officers and directors. Please revise your disclosure to identify the officers and directors to which you are referring as required under Item 404(a) of Regulation S-K. In addition, please file any agreements underlying these transactions as exhibits as required under Item 601(b)(10)(ii)(A) of Regulation S-K.

Lang Agreement, page 58

11. Please revise your disclosure to provide a description of the separate financing agreement you have entered into with Lang. In addition, please file any agreement underlying this transaction as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director